UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-9232
CUSIP NUMBER: 928703107

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: November 3, 2013

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Volt Information Sciences, Inc.
Full Name of Registrant

1065 Avenue of the Americas
Address of Principal Executive Office (Street and Number)

New York, New York 10018
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is not in a position to file its Annual Report on Form 10-K for the fiscal year ended November 3, 2013, by the prescribed due date of January 17, 2014, because it has not completed its evaluation of the effectiveness of its internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act).  The Company’s Annual Report on Form 10-K will be filed as soon as practicable, which it expects will be no later than February 3, 2014.  The Company cannot eliminate the reasons causing the inability to timely file without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James Whitney	212	704-7921
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

Yes  ☐    No  ☒

The Company has not filed its Quarterly Reports on Form 10-Q for the quarters ended January 27, 2013, April 28, 2013 and July 28, 2013. However, financial information for such quarters will be included in the Company’s 2013 10-K.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  ☒    No  ☐

The Company presently expects that the statement of operations to be included in the 2013 Form 10-K will reflect significant changes in operations from the prior year consistent with the comparative results of operations disclosed in the schedules to the Company’s earnings release included in our Form 8-K filed with the Commission on January 17, 2014.

Volt Information Sciences, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date January 17, 2014	By	/s/ James Whitney Mayhew
James Whitney Mayhew, Senior Vice President and Chief Financial Officer